UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 10, 2023

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In the Matter of

Roman DBDR Tech Acquisition Corp. III **ORDER DECLARING REGISTRATION**
2877 Paradise Road, Unit 702 **STATEMENT ABANDONED UNDER THE**
Las Vegas, NV 89109 **SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-261750

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Roman DBDR Tech Acquisition Corp. III filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Roman DBDR Tech Acquisition Corp. III has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 10, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief